FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2017

Commission File Number: 001-13240

Enel Generación Chile S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [ ] No [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission

pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Explanatory Note

The unaudited interim consolidated financial statements of Enel Generación Chile S.A. (“Enel Generación”) as of and for the periods ended June 30, 2017 are included in this Report on Form 6-K of Enel Generación (this “Report”).

The information is being filed on Form 6-K in connection with a proposed tender offer by Enel Chile S.A. (“Enel Chile”) of all of the outstanding all of the outstanding shares of common stock, no par value, of Enel Generación, including in the form of American Depositary Shares, that are not currently owned by Enel Chile and its affiliates.

No Offer or Solicitation

This communication is for informational purposes only and is not an offer to buy, or the solicitation of an offer to sell, any securities of Enel Generación or any other company, or an offer to participate in a tender offer for securities of Enel Generación or any other company described herein. The tender offer described herein has not yet commenced. When the tender offer is commenced, tender offer materials will be made available and filed with the U.S. Securities and Exchange Commission (the “SEC”) in accordance with applicable U.S. federal securities laws and SEC rules. In that event, Enel Generación shareholders and investors are urged to read the tender offer materials because they will contain important information, including the full details of the tender offer.  Enel Generación shareholders and investors may obtain free copies of the tender offer materials that Enel Chile files with the SEC at the SEC’s website at www.sec.gov and will receive information at an appropriate time on how to obtain tender offer materials for free from Enel Chile. These tender offer materials are not currently available and their availability is subject to the commencement of the tender offer.

Exhibit

99.1	Unaudited Interim Consolidated Financial Statements of Enel Generación as of June 30, 2017 and for the three and six months ended June 30, 2017 and 2016.

99.2	Operating and Financial Review and Prospects of Enel Generación for the six months ended June 30, 2017 and 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Generación Chile S.A.

	By:	/s/ Raúl Arteaga E .
		Name:	Raúl Arteaga E.
		Title:	Chief Financial Officer

Date: October 24, 2017